SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                      Pioneer Hi-Bred International, Inc.
         ____________________________________________________________
                               (Name of Issuer)

                                 Common Stock,
                           par value $1.00 per share
         ____________________________________________________________
                        (Title of Class and Securities)

                                   723686101
         ____________________________________________________________
                     (CUSIP Number of Class of Securities)

                             Mary E. Bowler, Esq.
                                Senior Counsel
                      E.I. du Pont de Nemours and Company
                              1007 Market Street
                          Wilmington, Delaware 19898
                                (302) 774-5303
         _____________________________________________________________
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                              Lou R. Kling, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

                                August 6, 1997
         ____________________________________________________________
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the
   subject of this Statement because of Rule 13d-1(b)(3) or
   (4), check the following:                ( )

   Check the following box if a fee is being paid with this
   Statement:                               ( )



                          SCHEDULE 13D

   CUSIP No. 723686101
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        E.I. DU PONT DE NEMOURS AND COMPANY
        51-0014090
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  ( )
                                                    (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

        WC, OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
   _________________________________________________________________
                              (7)  SOLE VOTING POWER

                            164,445.86 shares of Series A Convertible
                            Preferred Stock, par value $.01 per share
                            (convertible upon transfer and under certain
                            other circumstances into 16,444,586 shares
                            of Common Stock, par value $1.00 per share)
NUMBER OF SHARES            ___________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
    OWNED BY
     EACH                   None
   REPORTING                ___________________________________
  PERSON WITH                 (9)  SOLE DISPOSITIVE POWER

                            164,445.86 shares of Series A Convertible
                            Preferred Stock (convertible upon transfer
                            and under certain other circumstances into
                            16,444,586 shares of Common Stock)
                            ___________________________________
                             (10)  SHARED DISPOSITIVE POWER

                            None
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        164,445.86 shares of Series A Convertible Preferred Stock
        (convertible upon transfer and under certain other circumstances into 16,444,586 shares of Common Stock)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )


   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        100% of the Series A Convertible Preferred Stock (convertible upon transfer and under certain other circumstances into approximately 16.7% of the Common Stock anticipated to be outstanding (after giving effect to the transactions described herein))
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        CO
   _________________________________________________________________



   This Statement on Schedule 13D (as amended, the "Schedule 13D"), is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), with respect to the Common Stock, par value $1.00 per share (the "Common Stock"), of Pioneer Hi-Bred International, Inc., an Iowa corporation ("Pioneer").

   ITEM 1    Security and Issuer

   This Schedule 13D relates to the Common Stock of Pioneer. The principal executive offices of Pioneer are located at 700 Capital Square, 400 Locust, Des Moines, Iowa 50309.

   ITEM 2    Identity and Background

   This Schedule 13D is filed by DuPont, a Delaware corporation. The principal executive offices of DuPont are located at 1007 Market Street, Wilmington, Delaware 19898. DuPont is a global chemical, energy and life sciences company whose businesses manufacture and sell a wide range of products in many different markets including energy, transportation, textile, construction, automotive, agriculture, printing, health care, packaging and electronic markets.

   Set forth below are the name, address and present principal occupation or employment with DuPont (except as otherwise indicated) of each director and executive officer of DuPont. With the exception of Percy N. Barnevik, who is a Swedish citizen, and Goro Watanabe, who is a Japanese citizen, each person listed below is a citizen of the United States of America.

   Name and Address                   Position

   Percy N. Barnevik                  Chairman - ABB Asea Brown Boveri Ltd.;
   ABB Asea Brown Boveri Ltd.               Director
   PO Box 8131
   CH-8050
   Zurich, Switzerland

   Andrew F. Brimmer                  President and Director - Brimmer &
   Brimmer & Company, Inc.                 Company, Inc.; Director
   4400 MacArthur Blvd., NW
   Suite 302
   Washington, DC 20007

   Louisa C. Duemling                 Director
   c/o John Thayer
   1100 DuPont Building
   1007 Market Street
   Wilmington, DE 19898

   Archie W. Dunham                   Executive Vice President; Director
   Conoco Inc.
   PE-3034
   600 North Dairy Ashford
   Houston, TX 77079

   Edward B. du Pont                  Director
   100 West 10th Street
   Suite 1109
   Wilmington, DE 19801

   Charles M. Harper                  Director
   Suite 1500
   One Central Park Plaza
   Omaha, NE 68102

   Charles O. Holliday, Jr.           Executive Vice President; Director
   DuPont Asia Pacific
   9000 DuPont Building
   1007 Market Street
   Wilmington, DE 19898

   Lois D. Juliber                    Executive Vice President and Chief of
   Colgate-Palmolive                       Operations, Developed Markets,
   300 Park Avenue                         Colgate-Palmolive Company; Director
   New York, NY 10022

   John A. Krol                       President and Chief Executive Officer;
   Administration                         Director
   9000 DuPont Building
   1007 Market Street
   Wilmington, DE 19898

   William K. Reilly                  Chief Executive Officer - Aqua
   1250 24th Street N.W.                   International Partners; Director
   Sixth Floor
   Washington, D.C. 20037

   H. Rodney Sharp, III               Director
   PO Box 3779
   Greenville, DE 19807

   Charles M. Vest                    President - Massachusetts Institute of
   111 Memorial Drive                      Technology; Director
   Cambridge, MA 02142

   Goro Watanabe                      Executive Vice President and
   2-1 Ohtemachi 1-chome                   Representative Director -
   Chiyoda-Ky, Tokyo 100 Japan             Mitsui & Co., Ltd.;
                                           Director

   Edgar S. Woolard, Jr.              Chairman of the Board of Directors
   Administration
   9000 DuPont Building
   1007 Market Street
   Wilmington, DE 19898

   Jerald A. Blumberg                 Executive Vice President
   Administration
   9000 DuPont Building
   1007 Market Street
   Wilmington, DE 19898

   Gary W. Edwards                    Senior Vice President
   Conoco Inc.
   PE-3052
   600 No. Dairy Ashford
   Houston, TX 77079

   Kurt M. Landgraf                   Senior Vice President
   DuPont Finance
   D-8000
   1007 Market Street
   Wilmington, DE 19898

   Robert E. McKee, III               Senior Vice President
   Conoco Inc.
   PE-3070
   600 N. Dairy Ashford
   Houston, TX 77079

   Joseph A. Miller                   Senior Vice President
   DuPont Research and Development
   E-328/411
   Rt. 141 and Henry Clay
   Wilmington, DE 19880

   Stacey J. Mobley                   Senior Vice President
   DuPont External Affairs
   N-9510
   1007 Market Street
   Wilmington, DE 19898

   Howard J. Rudge                    Senior Vice President and General Counsel
   DuPont Legal
   D-7038
   1007 Market Street
   Wilmington, DE 19898

   During the last five years, neither DuPont nor, to the best knowledge of DuPont, any director or executive officer of DuPont has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misde- meanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3    Source and Amount of Funds or Other Consideration

   As of the date hereof, DuPont contemplates that the funds to be used by it to consummate the purchase of the Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Pioneer as described in Item 6 below shall come from cash on hand and working capital of DuPont, although DuPont may determine at the time of purchase to finance or refinance the purchase price from other available sources including through borrowings as appropriate. The aggregate purchase price payable by DuPont for the Pre- ferred Stock at the Closing (as defined below) is $1,710,236,944.

   ITEM 4    Purpose of Transaction

   As described in Item 6 below, pursuant to an Investment Agreement, dated as of August 6, 1997 (the "Investment Agreement"), between DuPont and Pioneer, at the closing of the transactions contemplated thereby (the "Closing"), DuPont will purchase 164,445.86 shares of Preferred Stock from Pioneer. As described in Item 6 below, the Investment Agreement generally precludes DuPont or any entity controlled by it (the "DuPont Group") from acquiring any Pioneer voting securities during the term of the Investment Agreement, except for certain rights that allow DuPont to obtain and maintain a specified equity ownership interest (as discussed in Item 6 below). The Investment Agreement also provides for certain sell down requirements such that DuPont's equity ownership level does not exceed a specified level (as discussed in Item 6 below). The purpose of DuPont's investment in Pioneer is to complement the related transactions contemplated by a Research Alliance Agreement and the Joint Venture Formation Agreements (each as defined below) by providing DuPont with equity participation in Pioneer's equity interest in the commercial joint venture established thereby.

   In accordance with the terms of the Investment Agreement, at and as of the Closing and subject to the terms and conditions of the Investment Agreement, DuPont will be entitled to designate two nominees to Pioneer's Board of Directors; such number of nominees may be increased to three nominees in the event of an increase in the size of Pioneer's Board of Directors and may be reduced to none based on DuPont's equity ownership level in Pioneer.

   In connection with the transactions contemplated by the Investment Agreement, Dupont and Pioneer entered into Joint Venture Formation Agreements and a Research Alliance Agreement contemplating certain transactions more fully described in Item 6 below.

   Pursuant to the terms of the Investment Agreement, Pioneer has agreed to use the proceeds from the sale of Preferred Stock to DuPont to repurchase shares of its Common Stock by commencing shortly after the Closing a dutch auction tender offer (and, thereafter, if necessary, through open market repurchases) with Pioneer seeking to repurchase sufficient shares to increase DuPont's equity ownership level up to approximately 19.99%.

   Except as set forth above, DuPont has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   ITEM 5    Interest in Securities of the Issuer

   (a) and (b) As of the date hereof, DuPont beneficially owns an aggregate of 164,445.86 shares of Preferred Stock (convertible upon transfer and under certain other circumstances into 16,444,586 shares of Common Stock) issuable to DuPont at the Closing subject to the terms and conditions of the Investment Agreement. Such shares represent 100% of the shares of Preferred Stock anticipated to be outstanding at the Closing (convertible upon transfer and under certain other circumstances into approximately 16.67% of the shares of Common Stock anticipated to be outstanding at the Closing (based on the number of shares of Common Stock stated to be outstanding as of Pioneer's Quarterly Report on Form 10-Q for the quarterly period ended May 30, 1997 and assuming that the Preferred Stock to be acquired by DuPont was converted in full)). DuPont has the sole power to vote and to dispose of the shares of Preferred Stock (and to vote and dispose of the shares of Common Stock such Preferred Stock is convertible into) subject to the terms and conditions of the Investment Agreement.

   Except as set forth in this Item 5, to the best knowledge of DuPont, no director or executive officer of DuPont beneficially owns any shares of Preferred Stock or Common Stock.

   (c) Other than the transactions contemplated by the Investment Agreement described herein, neither DuPont nor, to the best knowledge of DuPont, any director or executive officer of DuPont, has effected any transactions in Preferred Stock or Common Stock during the past 60 days.

   (d) No person, other than DuPont, has the right to receive dividends from the Preferred Stock (or the Common Stock such Preferred Stock is convertible into), and no person other than DuPont has the right to receive the proceeds from the sale of Preferred Stock (or the Common Stock such Preferred Stock is convertible into).

   (e)  Not applicable.


   ITEM 6 Contracts, Arrangement, Understanding or Relationships With Respect to Securities of the Issuer

   On August 6, 1997, Pioneer and DuPont entered into a Research Alliance Agreement (the "Research Alliance Agreement") and a Formation Agreement and a Limited Liability Company Agreement (collectively, the "Joint Venture Formation Agreements") which, along with the Investment Agreement, established a broad research alliance and collaboration between the two companies that includes the formation of a joint venture to exploit business opportunities in quality grain traits and an equity investment by DuPont in Pioneer.

   Pursuant to the Research Alliance Agreement, Pioneer and DuPont have agreed to a broad research alliance to collaborate to take advantage of their respective expertise in technology and know-how concerning quality grain traits, agronomic traits, industrial use traits, genomics and enabling technologies for developing seed, grain, grain products, plant materials and other crop improvement products. Pursuant to the Joint Venture Formation Agreements, the jointly owned commercial joint venture (with each party owning 50%) will create, maximize and capture value for quality traits.

   The Investment Agreement provides for the acquisition by DuPont of a new series of Preferred Stock which represent a common equivalent economic ownership interest in Pioneer equal to approximately 19.99% of Pioneer's outstanding shares of Common Stock anticipated to be outstanding at the Closing before giving effect to the transaction, and approximately 16.67% after giving effect thereto. The Investment Agreement requires DuPont to sell down certain shares such that its equity ownership level does not exceed a specified level (generally 20% subject to reduction in certain instances including following the sale of shares by DuPont) and allows DuPont to purchase additional shares of Common Stock in order to maintain its equity ownership level. Pioneer has agreed to repurchase certain shares of its Common Stock with the proceeds of the sale of Preferred Stock to DuPont as described in Item 4 above.

   As more fully specified in the Investment Agreement, the DuPont Group has agreed that it will generally not make any proposals seeking a business combination involving Pioneer, deposit Pioneer voting securities into a voting trust (except as provided in the Investment Agreement) or make any similar arrangements regarding Pioneer voting securities, engage in a proxy contest or solicitation, call a meeting of shareholders or seek shareholder approval of any action or participate in a group with other holders of Pioneer voting securities. The Investment Agreement contains certain restrictions on the transfer of Preferred Stock held by DuPont and grants Pioneer a right of first offer or a right of first refusal with respect to certain such transfers. At the Closing, DuPont and Pioneer will enter into a Registration Rights Agreement granting DuPont certain registration rights with respect to shares of Common Stock into which the Preferred Stock is convertible.

   The Investment Agreement grants DuPont certain rights to nominate directors to Pioneer's Board of Directors as set forth in Item 4 above. DuPont has agreed to vote its share of Preferred Stock for the election of the slate of nominees proposed by Pioneer for election to its Board of Directors (so long as DuPont's nominees are included in such slate) and, except for certain matters specified in the Investment Agreement, DuPont is otherwise free to vote such shares as it elects provided that, in certain instances, any votes in excess of DuPont's equity ownership percentage at the time of the vote must be voted by DuPont pro rate in accordance with the vote of shareholders of Pioneer other than the DuPont Group.

   Upon the occurrence of certain events including the acquisition by a third party of a specified equity interest in Pioneer, certain of the restrictions and rights set forth above and in the Investment Agreement are modified, terminated or become perpetual, and certain additional rights may come into effect including the termination of the Joint Venture Formation Agreements (and the purchase or sale of the commercial joint venture established in accordance therewith) and the Research Alliance Agreement. The Investment Agreement may be terminated following one year's prior written notice deliverable be either party following the 15th anniversary of the date thereof.

   Pursuant to the terms of the Preferred Stock, the Preferred Stock is convertible upon sale to a third party (other than a member of the DuPont Group) and upon certain other circumstances. In certain circumstances following the sixth anniversary of the date of the Investment Agreement, the Preferred Stock may convert at the option of DuPont into Common Stock, in which case, DuPont has agreed that such shares of Common Stock will be placed in a voting trust with such shares to be voted in accordance with the provisions specified above and as set forth in the Investment Agreement.

   The preceding summary of certain provisions of the Investment Agreement and the related agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is filed as an Exhibit hereto.

   Except as set forth herein, DuPont does not, nor to the best knowledge of DuPont, does any director or executive officer of DuPont, have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Pioneer, including, but not limited to, transfer or voting of any securities of Pioneer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   ITEM 7    Material to be Filed as Exhibits

   (a)  Investment Agreement, dated as of August 6, 1997, between
        Pioneer and DuPont.

                                 SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   DATED:    August 18, 1997

                                      E.I. DU PONT DE NEMOURS AND COMPANY

                                      By:  /s/ Kurt M. Landgraf
                                           Kurt M. Landgraf
                                           Senior Vice President -
                                           DuPont Finance and Chief
                                           Financial Officer


                               EXHIBIT INDEX

   (a) Investment Agreement, dated as of August 6, 1997, between Pioneer and DuPont.